TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

04030052

April 29, 2004

SUPPL

SEC MAIL PROCESSING RECEIVED
MAY 19 2004
WASH. D.C. 181 SECTION

Securities Exchange Commission
450 5th Street N.W.
Washington, DC
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed Teryl Resources Corp. insider reports dated April 29, 2004 for the following:

SMR Investments, Ltd.; and
Susanne Robertson

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

enclosure

dw 5/18

M 55-102F6
;IDER REPORT
ıstructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RESOURCES CORP.

INSIDER DATA

ONSHIP(S) TO REPORTING

DATE OF LAST REPORT FILED: DD 03 MM 25 YY 04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 29 MM 04 YY 04

E IN ONSHIP AST T ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO. 11871 STREET HORSESHOE WAY APT 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

NSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A SIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
MON	747,600								☐	726,600	1	
ON	500,000								☐	500,000	1	
RANTS	145,000								☐	145,000	1	
MON	4,890,383								☐	4,979,883	2	SMR INVESTMENTS LTD
ANTS	120,000								☐	120,000	2	SMR INVESTMENTS LTD

ENT ☒ YES ☐ NO

s used as a uniform report for the insider reporting ts under all provincial securities Acts. The terminology eric to accommodate the various Acts.

ONDENCE ☒ ENGLISH ☐ FRENCH

PY FOR YOUR FILE

2F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, *in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 29 MM 04 YY 04

Susanne Robertson report dated April 29, 2004 - Teryl Resources Corp.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	747,600						747,600	1	
COMMON		30-Mar-04	10		10,000	$0.55	737,600	1	
COMMON		31-Mar-04	10		5,000	$0.55	732,600	1	
COMMON		7-Apr-04	10		6,000	$0.58	726,600	1	
							726,600		

WARRANTS	145,000						145,000	1	

OPTION	500,000						500,000	1	

COMMON	4,890,383						4,979,883	2	SMR INVESTMENTS LTD

WARRANTS	120,000						120,000	2	SMR INVESTMENTS LTD

M 55-102F6

;IDER REPORT

ıstructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the *securities legislation* in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the *securities regulatory* authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RESOURCES CORP.

INSIDER DATA

ONSHIP(S) TO REPORTING

DATE OF LAST REPORT FILED: DD 03 MM 25 YY 04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 04 MM 29 YY 04

;E IN IONSHIP LAST :T ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO. 11871 STREET HORSESHOE WAY APT 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A ;SIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
MON	4,890,383								☐	4,979,883	I	
									☐			
RANTS	120,000								☐	120,000	I	
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			

MENT ☒ YES ☐ NO

is used as a uniform report for the insider reporting ents under *all provincial securities* Acts. The terminology eneric to accommodate the various Acts.

PONDENCE ☒ ENGLISH ☐ FRENCH

:OPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON SIGNATURE: [signature] DATE OF THIS REPORT: DD 29 MM 04 YY 04

02F6 Rev. 2002 / 2 / 8 VERSION FRANГAISE DISPONIBLE SUR DEMANDE

;MR Investments Ltd. report dated April 29, 2004 - Teryl Resources Corp.

:lass	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner
;OMMON	4,890,383	22-Mar-04	10	500		$0.50	4,890,883	1
;OMMON		22-Mar-04	10	5,000		$0.51	4,895,883	1
;OMMON		23-Mar-04	10	4,000		$0.52	4,899,883	1
;OMMON		23-Mar-04	10	3,000		$0.51	4,902,883	1
;OMMON		24-Mar-04	10	11,000		$0.50	4,913,883	1
;OMMON		24-Mar-04	10	10,000		$0.47	4,923,883	1
;OMMON		25-Mar-04	10	6,000		$0.45	4,929,883	1
;OMMON		26-Mar-04	10	6,000		$0.46	4,935,883	1
;OMMON		29-Mar-04	10	6,000		$0.46	4,941,883	1
;OMMON		13-Apr-04	10	15,000		$0.50	4,956,883	1
;OMMON		14-Apr-04	10	4,000		$0.50	4,960,883	1
;OMMON		16-Apr-04	10	2,500		$0.51	4,963,383	1
;OMMON		16-Apr-04	10	1,500		$0.50	4,964,883	1
;OMMON		15-Apr-04	10	500		$0.50	4,965,383	1
;OMMON		15-Apr-04	10	2,500		$0.51	4,967,883	1
;OMMON		21-Apr-04	10	6,000		$0.49	4,973,883	1
;OMMON		21-Apr-04	10	6,000		$0.48	4,979,883	1
;OMMON							4,979,883	1
;OMMON							4,979,883	1
;OMMON							4,979,883	1
							4,979,883	

VARRANTS	120,000						120,000	1
							120,000	